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SECURITIE:
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18006477

| OMB APPROVAL | |
|---|---|
| B Number: | 3235-0123 |
| ires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
409

| SEC FILE NUMBER |
|---|
| 8- 33465 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marc J. Lane & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West Madison, Suite 2050
(No. and Street)

| Chicago | IL | 60602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc J. Lane (312) 372-1040
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



E.B.

## OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Chief Compliance Officer

Title

Notary Public

OFFICIAL SEAL
ISABEL O. ALVARADO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Mar 22, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

OFFICIAL SEAL
ISABEL O. ALVARADO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Mar 22, 2020

State of Illinois
County of Cook
Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2018 by _______________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Marc J Lane and Company

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marc J Lane and Company (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

***WE FOCUS & CARE***℠

**Supplemental Information**

The information contained in Schedules I, II, III, and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III, and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Chicago, Illinois
February 28, 2018

**Marc J. Lane Company**
**Statement of Financial Condition**
**As of December 31, 2017**

## ASSETS

| | | 2017 |
|---|---|---|
| **CURRENT:** | | |
| Cash and cash equivalents | $ | 19,669 |
| Investment in securities, at fair value | | 644,485 |
| Deposit with broker | | 50,000 |
| Commissions due from broker | | 32,808 |
| Prepaid expenses | | 8,481 |
| Accounts receivable | | 688 |
| **TOTAL ASSETS** | $ | 756,131 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ | 16,831 |
| Loan payable, officer | | - |
| **TOTAL LIABILITIES** | | 16,831 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, no par value, 1,000 shares Authorized, issued and outstanding | | 6,000 |
| Additional paid-in capital | | 149,950 |
| Retained earnings | | 583,350 |
| **TOTAL STOCKHOLDER'S EQUITY** | | 739,300 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 756,131 |

The accompanying notes are an integral part of the financial statements.

**Marc J. Lane Company**
**Statement of Income**
**For the Year Ended December 31, 2017**

| | | 2017 |
|---|---|---|
| **INCOME** | | |
| Commissions income | $ | 447,331 |
| Unrealized gain on security | | 87,795 |
| Dividend income | | 12,250 |
| Realized losses on securities | | -3,484 |
| Interest income | | 490 |
| **Total income** | | 544,382 |
| | | |
| **OPERATING EXPENSES** | | |
| Salaries | | 133,154 |
| Employee benefits | | 10,539 |
| Rent | | 39,600 |
| Professional fees | | 41,916 |
| Commissions | | 38,498 |
| Insurance | | 1,462 |
| Payroll taxes | | 8,522 |
| Clearing charges | | 53,651 |
| Regulatory fees | | 4,290 |
| Office expenses | | 7,207 |
| Dues and subscriptions | | 4,700 |
| Interest expense | | 165 |
| **Total operating expenses** | | 343,704 |
| **NET INCOME** | $ | 200,678 |

The accompanying notes are an integral part of the financial statements.

**Marc J. Lane Company**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2017**

| | Beginning January 1 | Net Income | Dividends | Ending December 31 |
|---|---|---|---|---|
| Capital stock | $ 6,000 | $ - | $ - | $ 6,000 |
| Additional paid in capital | 149,950 | - | - | 149,950 |
| Retained earnings | 489,569 | 200,678 | -106,897 | 583,350 |
| Ending balance | $ 645,519 | $ 200,678 | $ -106,897 | $ 739,300 |

The accompanying notes are an integral part of the financial statements.

**Marc J. Lane Company**
**Statement of Cash Flows**
**For the Year Ended December 31, 2017**

| | 2017 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 200,678 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in: | |
| Clearing deposit | |
| Investment in securities | (86,602) |
| Due from broker | 975 |
| Prepaid expenses | (2,825) |
| Accounts receivable | (240) |
| Increase (decrease) in: | |
| Accounts payable | 5,364 |
| Net cash provided by operating activities | 117,350 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Dividends paid | (106,897) |
| Net cash used for investing activities | (106,897) |
| **NET INCREASE IN CASH** | 10,453 |
| **CASH AND CASH EQUIVALENTS, beginning of year** | 9,216 |
| **CASH AND CASH EQUIVALENTS, end of year** | $ 19,669 |
| **SUPPLEMENTAL DISCLOSURE:** | |
| Interest expense | $ 165 |

The accompanying notes are an integral part of the financial statements.

## Note 1 - Summary of Significant Accounting Policies

### Organization and Nature of Operations

Marc J. Lane & Company (the Firm) is a registered Broker/Dealer and a member of the National Association of Securities Dealers (NASD). The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm operates on a fully disclosed basis as an introducing Firm and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

### Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

### Income Recognition

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

### Securities Transactions

Proprietary securities transactions in regular way trades are recorded on settlement date. Settlement date accounting is not considered GAAP, but the difference is immaterial. Profit and loss arising from securities transactions are entered for the account and risk of the Firm. Marketable securities held by the Firm are valued at fair value.

### Income Taxes

Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation. The Firm also maintains a brokerage cash account.

## Note 1 - Summary of Significant Accounting Policies (Continued)

**Statement of Cash Flows**

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

**Operating Lease Commitment**

The Firm subleases office space from an affiliate owned by the same shareholder. The Firm paid $39,600 in rent expense in 2017. The Firm's lease obligation with affiliate also provides for telephone and utilities which totaled $2,400 in 2017.

## Note 2 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2017, the Firm did not have any Level 2 or Level 3 inputs.

## Note 3 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement

**Note 3 - Financial Instruments (Continued)**

of income as principal transactions. The Firm traded no derivatives during the year ended December 31, 2017. The Firm does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

**Note 4 - Financial Instruments with Off-Balance Sheet Risk**

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2017.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2017.

**Note 5 - Concentration of Credit Risk**

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

**Note 6 - Related Party Transactions**

The Firm rents office space from an affiliated company (See Note 1 - Operating Lease Commitment). The Firm's sole shareholder is the sole shareholder of the affiliate. At December 31, 2017, the Firm had no outstanding receivables from or payables to the affiliated firm.

**Note 7 - Reconciliation of Audited and Unaudited Financial Statements**

The audit of the unaudited financial statemements reveal no material discrepancies, therefore, no adjustments to the financial statements were required.

**Note 8 - Net Capital Requirements**

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2017, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31,

**Note 8 - Net Capital Requirements (Continued)**

2017, the Firm had net capital of $543,083, which is $493,083 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .03 to 1 at December 31, 2017.

**Note 9 - Contingencies**

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Firm as of December 31, 2017, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Firm to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

**Note 10 - Clearing Agreement**

The Firm is an introducing broker, and clears all transactions for customers through RBC Correspondent Services. The amount of cash held at RBC was $18,363 at December 31,2017.

**Note 11 - Subsequent Events**

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Schedule I

**Marc J. Lane Company**
**Computation of Net Capital Required by Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2017**

| | | 2017 |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | |
| Total stockholder's equity qualified for net capital | $ | 739,300 |
| Less non-allowable assets: | | |
| Prepaid expenses | | 8,481 |
| **NET CAPITAL BEFORE HAIRCUTS** | | 730,819 |
| Less haircuts on securities: | | |
| Equities | | 96,673 |
| Money market | | 367 |
| Undue concentrations | | 90,696 |
| Total haircuts on securities | | 187,736 |
| **NET CAPITAL** | $ | 543,083 |
| Net capital requirement | | 50,000 |
| **EXCESS NET CAPITAL** | $ | 493,083 |
| **NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT** | $ | 483,083 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Aggregate indebtedness | $ | 16,831 |
| Ratio: Aggregate indebtedness to net capital | | 0.03 to 1 |

This computation of Net Capital varies from the unaudited report previously submitted, as shown on Schedule II

See Report of Independent Registered Public Accounting Firm

Schedule II

**Marc J. Lane Company**
**Reconciliation with Computation Included**
**in Part II of Form X-17A-5**
**December 31, 2017**

| | |
|---|---|
| Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part II-A (Unaudited) | $ 548,340 |
| Audit Adjustments: | |
| Decrease in allowable receivables from non-customers | -5,257 |
| Total adjustments | -5,257 |
| Net Capital as currently reported on Schedule I | $ 543,083 |

See Report of Independent Registered Public Accounting Firm

**Marc J. Lane Company**
**Computation for Determination of Reserve Requirements**
**Required by Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2017**

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 , as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm

**Marc J. Lane Company**
**Information Relating to Possession and Control**
**Required by Rule 15c3-3 of the Securities and Exchange commission**
**December 31, 2017**

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm

**Marc J Lane and Company**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2017**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Marc J Lane and Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Marc J Lane and Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Marc J Lane and Company stated that Marc J Lane and Company met the identified exemption provisions throughout the most recent fiscal year without exception. Marc J Lane and Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J Lane and Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

MARC J. LANE
& COMPANY
MEMBER FINRA-SIPC

70 W. Madison Street, Suite 2050
Chicago, IL 60602-4256
(312) 372-5000
(800) 372-1040
Fax (312) 346-1040
www.MarcJLane.com

# Assertions Regarding Exemption Provisions

We, as members of management of Marc J. Lane & Company ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2017

Marc J. Lane & Company

By:

Marc J. Lane
Chief Compliance Officer

February 28, 2018
Date

**Marc J Lane and Company**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended December 31, 2017**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Marc J Lane and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Marc J Lane and Company and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Marc J Lane and Company (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Marc J Lane and Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

**Marc J Lane and Company**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2017**

| | Amount |
|---|---|
| **Total assessment** | $ 597 |
| SIPC-6 general assessment<br>Payment made on July 26, 2017 | (302) |
| Less prior overpayment applied | |
| SIPC-7 general assessment<br>Payment made on February 20, 2018 | (295) |
| **Total assessment balance**<br>**(overpayment carried forward)** | $ - |

**Marc J. Lane & Company**

---

**Annual Audit Report**
**For the Year Ended**
**December 31, 2017**

MARC J. LANE
& COMPANY
MEMBER FINRA-SIPC

70 W. Madison Street, Suite 2050
Chicago, IL 60602-4256
(312) 372-5000
(800) 372-1040
Fax (312) 346-1040
www.MarcJLane.com

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
408

March 1, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Marc J. Lane & Co. 2017 Annual Audit

Enclosed please find a copy of the firms Audit.

Best,

Tenisha M. Adeoye
Brokerage Operations

Enc(3)